Afterparty Development Inc. Annual Report for 2023

Basic Company Information

Name: Afterparty Development Inc.

Address: 86 N University Ave, Suite 360, Provo, UT 84601

Website: www.aftrpartyapp.com

Business Operations and Product Lines

Nature of Business: Software development company specializing in applications for the event space.

Primary Products: Mobile application for event management.

Significant Changes: No significant changes in products or services over the past year.

Management and Governance

Directors and Officers:

  Landon Wilson Creer, CEO and President

  Michael Garth Watterson, CPO and Director

Changes in Management: No changes in the last fiscal year.

Backgrounds:

  Landon Wilson Creer: Background in finance, founder of two other businesses where he served as CFO.

  Michael Garth Watterson: Background in UI/UX design, former employee at Netflix, Square, and Facebook.

Financial Information

Income: Total income for the year was $0.00.

Operating Expenses: $8,842.57.

Net Income: -$8,842.57.

Balance Sheet:

  Total Assets: $3,093.02

  Total Liabilities: $0.00

Total Equity: $3,093.02

Shareholder Matters

Outstanding Securities: 10,000,000 shares of common stock.

Ownership Distribution:

8,000,000 shares split between two owners (60/40, Landon with 60%).

2,000,000 shares reserved for future employees.

Future Securities Issuance: No plans for issuing new securities in the next year.

Material Changes and Other Disclosures

Material Changes: None reported.

Legal Proceedings: None reported.

Other Material Factors: None reported.

Afterparty Development Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Dues and Subscriptions	2,401.70
Meals and Entertainment	90.87
Professional Fees	6,350.00
Total Expenses	**$8,842.57**
NET OPERATING INCOME	**$ -8,842.57**
NET INCOME	**$ -8,842.57**

Afterparty Development Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking (1938) - 1	3,093.02
Total Bank Accounts	**$3,093.02**
Total Current Assets	**$3,093.02**
TOTAL ASSETS	**$3,093.02**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Long Term Debt Financing	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Crowdfunding SAFE	11,935.44
Founders Stock	85.00
Opening Balance Equity	350.00
Retained Earnings	-66,434.85
SAFE Notes	66,000.00
Net Income	-8,842.57
Total Equity	**$3,093.02**
TOTAL LIABILITIES AND EQUITY	**$3,093.02**